 Exhibit 99.1

778 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-258
July 16, 2013

Platinum Group Adds to Board of Directors

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that effective today Diana Walters, CEO of Liberty Metals and Mining Holdings, LLC, has been appointed to the Company’s Board of Directors. Liberty Metals and Mining Holdings, LLC is the Company’s largest shareholder, owning approximately 19.9% of the issued and outstanding common shares. Ms. Walters has 26 years of experience in natural resources and investment banking and holds a Master’s Degree in Energy and Mineral Resources.

R. Michael Jones, CEO and Co-founder of Platinum Group Metals said, “Liberty has been a supportive long term shareholder who shares our vision for the Company. We are very pleased to have Diana join us on the Board where she will add a new dimension of analysis and experience to the team.”

Platinum Group Metals is currently building a large scale platinum mine at the WBJV Project 1 in South Africa and the Company has an active exploration program at Waterberg in South Africa.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
     R. Michael Jones, President or
     Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.